June 1, 2006

Mail Stop 3561

Mr. Gregory M. Bolingbroke
Senior Vice President, Finance
MacDermid, Incorporated
1401 Blake Street
Denver, CO 80202

> **Re: MacDermid, Incorporated**
> **Form 10-K for the year ended December 31, 2005**
> **Form 8-K dated April 27, 2006**
> **Form 10-Q for the quarterly period ended March 31, 2006**
> **File No.001-13889**

Dear Mr. Bolingbroke:

    We have reviewed your responses dated May 15, 2006 and May 24, 2006 to our comment letter dated May 5, 2006 and have the following additional comments.

Form 10-K for the year ended December 31, 2005

Item 9A: Controls and Procedures

1. Reference is made to your responses to prior comments 1 and 2 in our letter dated May 5, 2006. Please refer to SEC Release No. 33-8238 which changed the evaluation date for disclosure controls and procedures to "as of the end of the period covered by the quarterly or annual report." A particular day need not be specified.

Form 10-Q for the period ended March 31, 2006

Financial Statements

Note 1 – Basis of Presentation

2. Please revise to identify the "certain" accounts impacted and explain the nature of the reclassifications.

Note 2 – Goodwill and Intangible Assets Currency Translation Adjustments

3. We note you have characterized your correction of amounts previously reported as similar to a reclassification. Please revise your disclosure to clearly describe the nature of the "certain" adjustments made to the financial statements, disclosing if so, that you have restated prior year amounts for a correction of an error. Reference is made to SFAS 154.

Item 4 – Controls and Procedures

4. Please expand your disclosure to indicate when the material weakness was identified, by whom it was identified and when the material weakness first began.

5. Disclose whether, in light of what the officers now know regarding the existence of a material weakness, they continue to believe that the company's disclosure controls and procedures were effective as of the end of the periods covered by their reports during which the material weakness existed.

*   *   *   *

As appropriate, please amend your Form 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment keying your responses to our comments and provide any requested information. Please file your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any questions.

Sincerely,

Michael Moran
Branch Chief